Mail Stop 3561

December 31, 2009

Via U.S. Mail and facsimile to (630) 573-7575

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 W. 22nd Street, Suite 320
Oak Brook, Illinois 60523

      Re: **RC2 Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 3, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed March 27, 2009
              File No. : **000-22635**

Dear Mr. Stoelting:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 26

1. You acknowledge in your risk factors that your reduction in borrowing capacity under your credit facility may reduce your access to working capital, which may adversely affect your business. Here you indicate that your only sources of working capital are your line of credit and cash from operations. Though you indicate on page 28 that those sources are sufficient to fund working capital, please elaborate upon the basis for this statement given that both of those sources have declined while working capital has increased during last fiscal year.

Item 15. Exhibits and Financial Statement Schedules, page 37

Exhibit 10.17

2. It appears that the schedules and exhibits related to your credit agreement dated November 3, 2008 filed with your Form 10-Q for the quarter ended September 30, 2008 have not been filed on EDGAR. Please refile this agreement, including all related schedules and exhibits.

Exhibits 31.1 and 31.2

3. Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In future filings, please revise your certifications to include the parenthetical language included in paragraph 4(d). This comment also applies to the certifications to your Forms 10-Q.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Base Salary, page 16

4. Please discuss the criteria for determining the executive officer's past performance and goals and objectives you reference here.

Incentive Bonuses, page 17

5. While you indicate the performance goals, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonuses and equity-based compensation. While we understand that you did not meet the Pre-Bonus EBITDA goal, tell us what consideration you gave to disclosing the targets with a view to providing an understanding of your incentive bonus compensation policies.

Discretionary Bonus, page 19

6. We note that you did not award discretionary bonuses to your executive officers in 2008. Please discuss generally the bases for the compensation committee's approval of annual discretionary cash bonuses for executive officers with a view to providing an understanding of your discretionary bonus compensation policies.

Transactions with Related Persons, page 36

Review and Approval of Related Person Transactions, page 36

7. Though we understand that you have do not have a formal written set of policies and procedures for the review of related persons transactions, please describe the registrant's unwritten policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director